                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-116223



ARBOR REALTY TRUST ANNOUNCES SECOND QUARTER 2004 RESULTS

         -        NET INCOME OF $5.8 MILLION, INCREASE OF 86% FROM 1Q04

         - NET INCOME BEFORE MINORITY INTEREST OF $7.0 MILLION, INCREASE OF 63% FROM 1Q04

         -        NET INCOME OF $0.39 PER BASIC SHARE; $0.38 PER DILUTED SHARE

         -        NEW LOAN/INVESTMENT FUNDINGS OF $214 MILLION

         - TOTAL LOANS/INVESTMENTS OF $664 MILLION AT END OF 2Q04, UP 39% FROM MARCH 31, 2004

         -        DECLARED QUARTERLY DIVIDEND OF $0.35 PER SHARE

Uniondale, NY, July 30, 2004 -- Arbor Realty Trust, Inc. (NYSE: ABR), a real estate investment trust focused on the business of investing in real estate related bridge and mezzanine loans, preferred equity investments, mortgage related securities and other real estate related assets, today announced financial results for the period ended June 30, 2004. Arbor reported net income for the quarter ended June 30, 2004 of $5.8 million, or $0.39 per basic common share and $0.38 per diluted common share. For the six months ended June 30, 2004, net income totaled $8.9 million, or $0.77 per basic common share and $0.76 per diluted common share.

Ivan Kaufman, Chairman and Chief Executive Officer, commented, "We are proud to report our strong financial performance for the second quarter. Significant progress was made in deploying the funds from the IPO we completed in April. We originated 18 loans and investments totaling $230.5 million, of which $213.8 million was funded, a record quarterly origination volume. Our pipeline remains strong and we continue to see ample opportunity to further grow the portfolio."

"In addition, we have expanded and diversified our product offerings and are encouraged by the strong demand for our products. These factors are expected to contribute to our long-term revenue growth," concluded Mr. Kaufman.

Total revenues for the quarter ended June 30, 2004 were $11.9 million, an increase of 46% from the previous quarter, of which $11.5 million was from the loan and investment portfolio. The balance in the loan and investment portfolio increased to $664.3 million by quarter end from $477.7 million at March 31, 2004. The average balance of the loan and investment portfolio was $584.9 million during the second quarter and the average yield on these assets was 7.79%.

Interest expense for the quarter was $3.3 million, an increase of 26% from the previous quarter, of which $3.2 million was from the debt financing of the loan and investment portfolio. This growth reflects increased leverage during the quarter. The average balance of debt financing was $300.8 million during the quarter and the average cost of these borrowings was 4.14%.

In addition, Arbor invested in mortgage-backed securities, which had a weighted average balance of $55.4 million for the second quarter with an average yield of 2.95%. These assets were financed by borrowings with a weighted average balance of $54.4 million with an average cost of 1.18%.

Financing Activity

As previously announced, Arbor completed its initial public offering in April 2004. Together with a concurrent offering and the exercise of the underwriter's overallotment option, a total of 7,274,200 shares were sold for net proceeds of $134 million.

In July 2004, an amendment to one financing facility was completed, increasing the financing capacity by $100 million. In addition, a separate $100 million mortgage-backed security facility was added.

Arbor maintains four financing facilities for its loan and investment portfolio with total capacity of $750 million. Outstanding balances under these facilities totaled $426 million as of June 30, 2004. The additional capacity within these facilities, combined with the net proceeds raised in the IPO, provide ample liquidity to continue to grow the portfolio.

Portfolio Activity

During the second quarter, 18 loans and investments totaling $230.5 million were originated, of which $213.8 million was disbursed on the closing date. Of the new loans and investments, four were junior participation interests totaling $71.5 million, six were mezzanine loans totaling $69.5 million, four were bridge loans totaling $58.2 million, two were preferred equity investments totaling $7.4 million, and two were directed equity investments totaling $7.2 million.

At June 30, 2004, the loan and investment portfolio balance was $664.3 million, with a weighted average current interest pay rate of 7.19%. At the same date, advances on financing facilities pertaining to the loan and investment portfolio totaled $374.5 million, with a weighted average funding cost of 3.53%. These balances constitute an advance rate of approximately 56% as of June 30, 2004.

The loan and investment portfolio continues to perform according to expectations and there have been no defaults. Arbor continues to seek loans and investments that will generate superior risk adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

Dividend

As previously disclosed on July 15, 2004, a dividend of $0.35 per share was paid for the quarter ended June 30, 2004 to stockholders of record on July 6, 2004.

Earnings Conference Call

Management will host a conference call on Friday, July 30, 2004 at 10:00 a.m. EDT. A live webcast of the conference call will be available online at www.arborrealtytrust.com. Web participants are encouraged to go to Arbor's Web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. Listening to the webcast requires speakers and RealPlayer(TM) software, downloadable free at www.real.com. Those without Web access should access the call telephonically at least ten minutes prior to the conference call. The dial-in numbers are (866) 761-0749 for domestic callers and (617) 614-2707 for international callers. The participant passcode for both is 28064177.

After the live webcast, the call will remain available on Arbor's Web site, www.arborrealtytrust.com through August 27, 2004. In addition, a telephonic replay of the call will be available from July 30, 2004 to August 13, 2004. The replay dial-in number is (888) 286-8010 for domestic callers and (617) 801-6888. Please use passcode: 28561700.

About Arbor Realty Trust, Inc.

Arbor Realty Trust, Inc. is a real estate investment trust, which invests in a diversified portfolio of multi-family and commercial real estate related bridge and mezzanine loans, preferred equity investments, mortgage related securities and other real estate related assets. Arbor commenced operations in July 2003 and conducts substantially all of its operations through its operating partnership, Arbor Realty Limited Partnership. Arbor is externally managed and advised by Arbor Commercial Mortgage, LLC, a national commercial real estate finance company operating through 15 offices in the US that specializes in debt and equity financing for multi-family and commercial real estate.

Safe Harbor Statement

Certain items in this press release may constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Arbor can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from Arbor's expectations include, but are not limited to, continued ability to source new investments, changes in interest rates and/or credit spreads, changes in the real estate markets, and other risks detailed from time to time in the Arbor's periodic and other reports filed with the SEC. Such forward-looking statements speak only as of the date of this press release. Arbor expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Arbor's expectations with regard thereto or change in events, conditions, or circumstances on which any such statement is based.

                            ARBOR REALTY TRUST, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

             For the three and six month periods ended June 30, 2004


                                                 Three Months      Six Months
                                                     Ended            Ended
                                                 June 30, 2004    June 30, 2004
                                                  (unaudited)      (unaudited)
                                                  -----------      -----------
Revenue
  Interest income                                $11,939,350      $20,102,741
  Other income                                         5,427           26,531
                                                 -----------      -----------
     Total revenue                                11,944,777       20,129,272

Expenses
  Interest expense                                 3,310,544        5,934,437
  Employee compensation and benefits                 617,137        1,230,443
  Stock-based compensation                            92,806          207,007
  Selling and administrative                         366,843          611,154
  Management fee                                     540,939          834,057
                                                 -----------      -----------
      Total expenses                               4,928,269        8,817,098
                                                 -----------      -----------
      Income before minority interest              7,016,508       11,312,174
      Income allocated to minority interest        1,236,560        2,427,899
                                                 -----------      -----------
Net income                                       $ 5,779,948      $ 8,884,275
                                                 ===========      ===========
Weighted average common shares outstanding
  Basic                                           14,747,949       11,472,833
  Diluted                                         18,465,683       14,929,979
Earnings per common share
  Basic                                          $      0.39      $      0.77
  Diluted(1)                                     $      0.38      $      0.76


     (1) Diluted earnings per common share is calculated by dividing income before minority interest by diluted weighted average common shares outstanding

                            ARBOR REALTY TRUST, INC.

                           CONSOLIDATED BALANCE SHEETS

                       June 30, 2004 and December 31, 2003


                                                                       June 30, 2004      December 31, 2003
                                                                       -------------      -----------------
                                                                        (unaudited)
Assets
  Cash                                                                  $   6,166,645       $   6,115,525
  Loans held for investment, net                                          637,388,563         286,036,610
  Related party loans, net                                                 26,935,784          35,940,881
  Available-for-sale securities, at fair value                             54,082,735                --
  Investment in equity affiliates                                          10,439,417           5,917,542
  Other assets                                                              8,261,184           4,153,874
                                                                        -------------       -------------

      Total assets                                                      $ 743,274,328       $ 338,164,432
                                                                        -------------       -------------


Liabilities and stockholders' equity

Notes payable and repurchase agreements                                 $ 425,713,693       $ 172,528,471
Other liabilities                                                          22,780,743          10,888,245
Dividends payable                                                           6,516,355                --
                                                                        -------------       -------------

Total liabilities                                                         455,010,791         183,416,716

Minority interest                                                          48,716,537          43,631,602

Stockholders' Equity:
  Preferred stock, $0.01 par value: 100,000,000 shares authorized;
    3,146,724 shares issued and outstanding                                    31,467              31,467
  Common stock, $0.01 par value: 500,000,000 shares authorized;
    15,471,433 shares issued and outstanding                                  154,715              81,996
  Additional paid - in capital                                            241,341,916         112,215,649
  Distributions in excess of earnings                                        (338,428)           (691,865)
  Deferred compensation                                                      (279,116)           (521,133)
  Accumulated other comprehensive loss                                     (1,363,554)               --
                                                                        -------------       -------------

Total stockholders' equity                                                239,547,000         111,116,114
                                                                        -------------       -------------

     Total liabilities and stockholders' equity                         $ 743,274,328       $ 338,164,432
                                                                        =============       =============